                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                          (Amendment No. ___________ )/1/



                               Danzer Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, $0.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    23700P109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 July 27, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)


-----------------------
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                            -----------------------------
CUSIP No.          23700P109                  13G               Page   2   of   6  Pages
               ------------------                                     ---     -----
---------------------------------                            -----------------------------

------------------------------------------------------------------------------------------
             1     NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   The Huntington Capital Investment Company  31-1681541
------------------------------------------------------------------------------------------
             2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                   (b) [ ]

------------------------------------------------------------------------------------------
             3     SEC USE ONLY


------------------------------------------------------------------------------------------
             4     CITIZENSHIP OR PLACE OF ORGANIZATION


                   Ohio
------------------------------------------------------------------------------------------

NUMBER OF                    5  SOLE VOTING POWER
SHARES
BENEFICIALLY                    7,724,125.5
                 -------------------------------------------------------------------------
OWNED BY EACH                6  SHARED VOTING POWER
REPORTING
PERSON                          0
                 -------------------------------------------------------------------------
WITH:                        7  SOLE DISPOSITIVE POWER

                                7,724,125.5
                 -------------------------------------------------------------------------
                             8  SHARED DISPOSITIVE POWER

                                0
------------------------------------------------------------------------------------------
             9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                   REPORTING PERSON
                   7,724,125.5
------------------------------------------------------------------------------------------
            10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                   CERTAIN SHARES                                      [ ]

------------------------------------------------------------------------------------------
            11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   6.6%
------------------------------------------------------------------------------------------
            12     TYPE OF REPORTING PERSON*

                   CO
------------------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Danzer Corporation
                               ------------------


               Schedule 13G of The Huntington Capital Investment Company


Item 1(a). Name of Issuer:

               Danzer Corporation (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices:

               17500 York Road
               Hagerstown, Maryland 21740

Item 2(a). Name of Person Filing:

               The Huntington Capital Investment Company (the "Filer")

Item 2(b). Address of Principal Business Office or, if None, Residence:

               Huntington Center, HCO936
               41 South High Street
               Columbus, Ohio  43287

Item 2(c). Citizenship:

               Ohio

Item 2(d). Title of Class of Securities:

               Common Stock, $0.0001 par value per share ("Common Stock")

Item 2(e). CUSIP Number:

               23700P109

Item 3: If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;


                               Page 3 of 6 pages

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

          (e)  [ ] An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

          (a)  Amount beneficially owned:
               Pursuant to a Stock Purchase Agreement, dated July 27, 2001 (the "Agreement"), the Filer purchased 386,206.275 shares of Series C Preferred Stock, $0.0001 par value per share (the "Series C Preferred Stock"), from the Company. Each share of Series C Preferred Stock is convertible into 20 shares of Common Stock and votes at the rate of 20 votes for each share of Common Stock. Further pursuant to the Agreement, within 30 days from the adjournment of a meeting of the Company's shareholders and the approval by the shareholders of the matters contemplated in
               Section 2.3 of the Agreement, the Filer shall convert its shares of Series C Preferred Stock into 7,724,125.5 shares of Common Stock. The Agreement provides that the Company shall hold the shareholders' meeting as soon as reasonably practicable after the date of the Agreement. A form of the Agreement is attached to this report as Exhibit A.

          (b)  Percentage of class:
               The Filer's 386,206.275 shares of Series C Preferred Stock represented 6.59% of the Common Stock on a fully diluted basis on July 27, 2001, the "Closing Date" as defined in the Agreement.

          (c)  Number of shares as to which such person has:
          (i)  Sole power to vote or direct the vote: 7,724,125.5
          (ii) Shared power to vote or direct the vote: 0
          (iii)Sole power to dispose or direct the disposition of: 7,724,125.5
          (iv) Shared power to dispose or direct the disposition of: 0


                               Page 4 of 6 pages

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on by the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 6 pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            Dated: August 6, 2001


                                            /s/  Mark Taylor Bahlmann
                                            -------------------------
                                            The Huntington Capital Investment
                                                 Company
                                            By:  Mark Taylor Bahlmann,
                                                 Assistant Vice President


                               Page 6 of 6 pages

                                                                       Exhibit A

                            STOCK PURCHASE AGREEMENT
                            ------------------------

     This STOCK PURCHASE AGREEMENT (this "Agreement") is made as of July __,
                                          ---------
2001 by and between Danzer Corporation, a New York corporation (the "Company"),
                                                                     -------
and The Huntington Capital Investment Company, an Ohio corporation (individually and as the initial Holders Representative, the "Purchaser" or "HCIC").
                                                ---------

                              W I T N E S S E T H:

     WHEREAS, United Acquisition, Inc., an Indiana corporation and indirect wholly owned subsidiary of the Company ("Acquisition") and the Company have entered into a Note Purchase Agreement (as amended, supplemented or otherwise modified from time to time, the "Note Agreement") dated of even date with this
                                 --------------
Agreement with the Purchaser; and

     WHEREAS, the Purchaser is willing to enter into and consummate the transactions contemplated by the Note Agreement only if, among other things, the Company enters into, and performs under, this Agreement.

     NOW, THEREFORE, in consideration of the foregoing, the mutual covenants contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Purchaser and the Company, intending to be legally bound, agree as follows:

                             ARTICLE I. Definitions

     1.1  Certain Terms Defined. When used in this Agreement, the terms set
          ---------------------
forth below are defined as follows:

          "Affiliate" means with respect to any Person, (a) a Person that,
           ---------
directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with, such Person; (b) any Person of which such Person or such Person's spouse is an officer, director, security holder, partner, or, in the case of a trust, the beneficiary or trustee, and (c) any Person that is an officer, director, security holder, partner, or, in the case of a trust, the beneficiary or trustee of such Person; provided, however, that Purchaser and its Affiliates, determined without regard to its relationship with the Company, shall not be deemed to be Affiliates of the Company for purposes of this Agreement. The term "control" as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract, or otherwise.

          "Appraiser" is defined in the definition of Fair Market Value included
           ---------
in this Section 1.1.
        -----------

          "Acquisition" means United Acquisition, Inc., an Indiana corporation
           -----------
and includes any successor or assign, and, unless the context requires otherwise, the term Acquisition includes any Subsidiary.

          "Average Market Value" means the average of the Closing Price for the
           --------------------
security in question for the thirty (30) trading days immediately preceding the date of determination.

          "Bank" means the First Indiana Bank, with its principal office in
           ----
Indianapolis, Indiana.

          "Book Value" means with respect to shares of Common Stock, an amount
           ----------
equal to the quotient determined by dividing (a) the sum of (x) the total consolidated assets of the Company shown on the consolidated balance sheet of the Company as of the last day of the Fiscal Month ended immediately prior to the date of the Valuation Event in question minus (y) the total consolidated liabilities of the Company as shown on the consolidated balance sheet of the Company as of the last day of the Fiscal Month ended immediately prior to the Valuation Event by (b) the aggregate number of shares of Common Stock and Common Stock Equivalents as of the last day of the Fiscal Month ended immediately prior to the date of the Valuation Event. For the purposes of this Agreement, the Book Value of the shares of Common Stock will be determined by the independent certified public accountants then retained by the Company.

          "Business Day" means day of the year on which banks are not required
           ------------
or authorized to close in Columbus, Ohio.

          "Capital Contribution Agreement" means that certain Capital
           ------------------------------
Contribution Agreement in the form attached hereto as Exhibit E, by and among
                                                      ---------
Acquisition, the Purchaser and the Bank, dated as of the Closing Date and providing, upon the terms and conditions set forth therein, for an equity contribution by Danzer to Acquisition, as the same may from time to time be amended, restated, supplemented or otherwise modified.

          "Capital Stock" means as to any Person, its common stock and any other
           -------------
capital stock of such Person authorized from time to time, and any other shares, options, interests, participations, or other equivalents (however designated) of or in such Person, whether voting or nonvoting, including, without limitation, common stock, options, warrants, preferred stock, phantom stock, stock appreciation rights, preferred stock, convertible notes or debentures, stock purchase rights, and all agreements, instruments, documents, and securities convertible, exercisable, or exchangeable, in whole or in part, into any one or more of the foregoing.

          "Closing Date" means the date on which all of the conditions stated in
           ------------
Article V of this Agreement have been met to Purchaser's satisfaction and the purchase price for the Subordinated Note (as defined in the Note Agreement) has been paid.

          "Closing Price" means either   (a) if the primary market for the
           -------------
security in question is a national securities exchange registered under the Exchange Act, the National Association of Securities Dealers Automated Quotation System -- National Market System, or other market or quotation system in which last sale transactions are reported on a contemporaneous basis, the last reported sales price, regular way, of such security for such day, or, if there has not been a sale on such trading day, the highest closing or last bid quotation therefor on such trading day (excluding, in any case, any price that is not the result of bona fide arm's length trading); or (b) if the primary market for such security is not an exchange or quotation system in which last sale transactions are contemporaneously reported, the highest closing or last bona fide bid or asked quotation by disinterested Persons in the over-the- counter market on such trading day as reported by the National Association of Securities Dealers through its Automated Quotation System or its successor or such other generally accepted source of publicly reported bid quotations as the Holders Representative shall designate.

          "Common Stock" means the Common Stock of Danzer, $0.0001 par value per
           ------------
share.

          "Common Stock Equivalent" means any option, warrant, right, or similar
           -----------------------
security exercisable into, exchangeable for, or convertible to Common Stock.

          "Commission" means the United States Securities and Exchange
           ----------
Commission and any successor federal agency having similar powers.

          "Company" means Danzer Corporation, a New York corporation and
           -------
includes any successor or assign, and, unless the context requires otherwise, the term Company includes any Subsidiary.

          "Danzer Preferred Stock" means the Series C Convertible Preferred
           ----------------------
Stock of Danzer, $0.0001 par value per share.

          "DII" means Danzer Industries, Inc., a Maryland corporation and wholly
           ---
owned Subsidiary of Danzer. The term DII includes any DII successor or assign, and, unless the context requires otherwise, the term DII includes any Subsidiary of DII.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended,
           ------------
and the rules and regulations promulgated thereunder.

          "Fair Market Value" means the following:
           -----------------

          (a) as to securities regularly traded in the organized securities markets, the Average Market Value;

          (b) as to securities not regularly traded in the organized securities markets, at the sole election of the Holders Representative, either:

               (i)  the Book Value; or

               (ii) the fair market value of such securities or property as determined in good faith by the Board of Directors of the Company at the time it authorizes the transaction (a "Valuation Event") requiring
                                                     ---------------
          a determination of Fair Market Value under this Agreement; provided,
                                                                     --------
          however, that, at the election of the Holders, the Fair Market Value
          -------
          of such securities and other property will be determined as set forth below. For a period of 30 days after the date of a Valuation Event (the "Negotiation Period"), each party to this Agreement agrees to
                ------------------
          negotiate in good faith to reach agreement upon the Fair Market Value of such securities or property, as of the date of the Valuation Event. In the event that the parties are unable to agree upon the Fair Market Value of such securities or other property by the end of the Negotiation Period, then the Fair Market Value of such securities or property will be determined for purposes of this Agreement by an appraiser that is selected by the Holders Representative and which is reasonably acceptable to the Company (the "Appraiser") and whose appraisal will be conclusive and binding on all parties to this Agreement. In the event that the Company refuses to accept the first three (3) Appraisers selected by the Holders Representative, then the Appraiser will be the fourth (4th) candidate selected by the Holders Representative.

          (c) The Fair Market Value of each share of Common Stock at a time when
     (i) the Company is not a reporting company under the Exchange Act and (ii) the Common Stock is not traded in the organized securities markets, will, in all cases, be calculated by determining the Fair Market Value of the entire Company taken as a whole and dividing that value by the number of shares of Common Stock then outstanding, without premium for control or discount for minority interests, illiquidity, or restrictions on transfer. The costs of the Appraiser will be borne by the Company. In no event will the Fair Market Value of the Common Stock be less than the per share consideration received or receivable with respect to the Common Stock or securities or property of the same class as the Common Stock, in connection with a pending transaction involving a sale, merger, recapitalization, reorganization, consolidation, or share exchange involving the Company, a dissolution of the Company, a sale of all or a majority of the assets or revenue or income generating capacity of the Company, or similar transaction.

          "GAAP" means generally accepted accounting principles set forth in the
           ----
opinions and pronouncements of the Accounting Principles Board, the American Institute of Certified Public Accountants and the Financial Accounting Standards Board or in such other statements by such other entity as may be in general use by significant segments of the accounting profession and which have been applied in the preparation of the financial statements referred to in Section 4.2 of the
                                                              -----------
Note Agreement and otherwise consistently applied.

          "HCIC Stock" means the Danzer Preferred Stock issued pursuant to this
           ----------
agreement and any Common Stock that results from the conversion of the Danzer Preferred Stock.

          "Holders" means the Purchaser, and all Persons holding HCIC Stock,
           -------
except that neither the Company, Obsidian nor any Affiliate of the Company or Obsidian, other than HCIC and its Affiliates, will at any time be a Holder. Unless otherwise provided in this Agreement, in each instance that the Holders are required to request or consent in concert to an action, the Holders will be deemed to have requested or consented, as the case may be, to such action if the Majority Holders so request or consent, as the case may be.

          "Holders Representative" means at any date of determination (i) the
           ----------------------
Purchaser, at all times during which Purchaser constitutes the Majority Holder[s] and (ii) at all other times, the Person appointed in writing by the majority of the Holders to act as their representative from time to time for purposes herein; provided that (A) the Holders Representative is (x) a Holder and (y) reasonably acceptable to the Company; and (B) the Company is given 5 Business Days' prior written notice of the appointment of any Holders Representative.

          "Indemnification Obligations" has the meaning set forth in the Note
           ---------------------------
Agreement.

          "Indemnified Party" is defined in Section 11.01 of the Note Agreement.
           -----------------                -------------

          "Intellectual Property" means all patents, patent rights, patent
           ---------------------
applications, licenses, inventions, trade secrets, know-how, proprietary techniques (including processes and substances), trademarks, service marks, trade names and copyrights.

          "Loss" is defined in Section 6.1.
           ----                -----------

          "Majority Holders" means at any time, the Holders of a majority of the
           ----------------
HCIC Stock.

          "Material Adverse Effect" is defined in Section 3.1(a) of this
           -----------------------                --------------
Agreement.

          "Negotiation Period" is defined in the definition of Fair Market Value
           ------------------
included in this Section 1.1.
                 -----------

          "Note Agreement" means the Note Purchase Agreement of even date
           --------------
herewith between Acquisition and the Purchaser and all documents evidencing indebtedness thereunder or otherwise related to the Note Agreement as the same may be amended from time to time, and any refinancing, refunding, or replacements of the indebtedness under the Note Agreement.

          "Other Securities" means any stock, other securities, property, or
           ----------------
other property or rights (other than Common Stock) that the Holders become entitled to receive upon conversion of the HCIC Stock.

          "Person" means any individual, sole proprietorship, partnership, joint
           ------
venture, trust, unincorporated organization, association, corporation, company, institution, entity, party, or government (whether national, federal, state, county, city, municipal, or otherwise, including, without limitation, any instrumentality, division, agency, body, or department of any of the foregoing).

          "Purchaser" means The Huntington Capital Investment Company, an Ohio
           ---------
corporation and includes any successor or assign, and, unless the context requires otherwise, the term Purchaser includes any Subsidiary.

          "Put Option" is defined in Section 5.2 hereof.
           ----------                -----------

          "Put Option Exercise Price" is the product of nine-tenths (9/10) and
           -------------------------
the Fair Market Value of the HCIC Stock.

          "Put Triggering Event" means the first to occur of the following: (a)
           --------------------
the fifth anniversary of the issuance of the Danzer Preferred Stock; (b) a Default under the Note Agreement or the Subordinated Notes has occurred; (c) any sale of substantially all of the Capital Stock or assets of the Company; (d) any combination, consolidation or merger between the Company and any entity, unless
(x) the Company is the surviving entity and (y) the holders of equity securities of the Company immediately prior to such transaction hold, immediately after such transaction, at least a majority of the equity securities of the Company,; or (e) the date Acquisition prepays in whole the outstanding principal, accrued interest and prepayment penalty, if applicable, due under the Subordinated Notes.

          "Register," "registered," and "registrations" refer to a registration
           --------    ----------        ------------
effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

          "Securities Act" means the Securities Act of 1933, as amended, and the
           --------------
rules and regulations promulgated thereunder.

          "Senior Lender" is the First Indiana Bank, with its principal office
           -------------
in Indianapolis, Indiana.

          "Senior Subordinated Obligations" has the meaning set forth in the
           -------------------------------
Note Agreement.

          "Shareholders Meeting" is defined in Section 2.3 of this Agreement.
           --------------------                -----------

          "Subordinated Notes" means all or any portion of any of the Senior
           ------------------
Subordinated Note (as defined in the Note Agreement) and any and all documents evidencing the indebtedness under the Senior Subordinated Note and any refinancing, refunding, or replacement of the Senior Subordinated Note.

          "Subsidiary" means (a) any Existing Subsidiary; and (b) any Person of
           ----------
which or in which the Company, any Existing Subsidiary and its other Subsidiaries own directly or indirectly more than 50% of (i) the combined voting power of all classes having general voting power under ordinary circumstances to elect a majority of the board of directors or equivalent body of such Persons, if it is a corporation, (ii) the capital interest or profits interest in the profits of such Person, if it is a partnership, joint venture or similar entity, or (iii) the beneficial interest of such Person if it is a trust, association or other unincorporated organization

          "Valuation Event" is defined in the definition of Fair Market Value
           ---------------
included in this Section 1.1.
                 -----------

     1.2  Accounting Terms and Definitions. Unless otherwise defined or
          --------------------------------
specified herein all accounting terms used in this Agreement will be construed in accordance with GAAP, applied on a basis consistent in all material respects with the financial statements delivered by Company to HCIC on or before the Closing Date. The financial statements required to be delivered hereunder from and after the Closing Date, and all financial records, will be maintained in accordance with GAAP as in effect at the time of deliverance of such financial statements.

                             ARTICLE II. HCIC Stock

     2.1  The HCIC Stock. On the Closing Date, the Purchaser shall purchase from
          --------------
the Company set forth beneath the name of the Purchaser on the signature page of this Agreement, and the Company shall issue to the Purchaser, 386,206.275 shares of Danzer Preferred Stock (representing (6.59%) of the Common Stock of the Company on a fully diluted basis on the Closing Date) in accordance with the terms and conditions of this Agreement.

     2.2 Legend. The Company shall deliver to Purchaser on the Closing Date one
         ------
or more certificates representing the HCIC Stock purchased by the Purchaser in such denominations as Purchaser requests. Such certificates will be issued in the Purchaser's respective name or in the name of its designee (any such designation to be set forth in a written notice to the Company). It is understood and agreed that the certificates evidencing the HCIC Stock will bear the following legend:

     "THIS PREFERRED STOCK AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR FOR SALE IN CONNECTION WITH THE DISTRIBUTION HEREOF. THIS PREFERRED STOCK AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE PLEDGED, SOLD, OFFERED FOR SALE, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF REGISTRATION UNDER OR EXEMPTION FROM SUCH ACT AND ALL APPLICABLE STATE SECURITIES LAWS."

     "THIS PREFERRED STOCK AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF ARE SUBJECT TO THE TERMS AND PROVISIONS OF A STOCK PURCHASE AGREEMENT DATED AS OF JULY __, 2001 BY AND BETWEEN THE COMPANY AND THE HUNTINGTON CAPITAL INVESTMENT COMPANY (AS SUCH AGREEMENT MAY BE SUPPLEMENTED, MODIFIED, AMENDED, OR RESTATED FROM TIME TO TIME, THE "AGREEMENT"). COPIES OF THE AGREEMENT IS AVAILABLE AT THE EXECUTIVE OFFICES OF THE COMPANY."

     2.3 Danzer Shareholders' Meeting. Danzer shall hold a shareholders' meeting
         ----------------------------
(the "Shareholders' Meeting") as soon as reasonably practicable after the date of this Agreement and propose and recommend to its shareholders: (i) the authorization of 130,000,000 additional shares of Common Stock; (ii) following the authorization of the additional shares, and the conversion of Danzer Preferred Stock to Common Stock, a reverse-stock split of the Common Stock in the ratio and amounts to be determined by the Board of Directors of Danzer in light of market conditions at the time of the reverse stock split; (iii) necessary amendments to the articles of incorporation and bylaws of Danzer to facilitate this Agreement; and (iv) an expansion of the Board of Directors to consist of seven members, and the election of a slate of Directors nominated by Danzer.

     2.4 Conversion of Preferred Stock. Within thirty (30) days from the
         -----------------------------
adjournment of the Shareholders' Meeting and the approval of the matters contemplated in Section [2.3] hereof, but in no event later than October 1, 2001, the Purchaser shall convert the shares of HCIC Stock into Common Stock. All certificates for HCIC shares that have been converted into Common Stock will bear legends in substantially the form of the legends set forth in Section
                                                                        -------
2.2 with such changes as are necessary to the Danzer Preferred Stock.
---

     2.5 Taxes. The issuance of any shares of Common Stock will be made without
         -----
charge to any Holder for any tax, other than income taxes assessed on such Holder, in respect of such issuance. The Company shall not by any action including, without limitation, amending, or permitting the amendment of, the charter documents, bylaws, or similar instruments of the Company or through any reorganization, reclassification, transfer of assets, consolidation, merger, share exchange, dissolution, issue or sale of securities, or any other similar voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Agreement. The Company shall take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock, free and clear of all liens, encumbrances, equities, and claims.

         ARTICLE III. Representations and Warranties of Danzer and DII

     3.1 Representations of Danzer and DII. Danzer and DII, jointly and
         ----------------------------------
severally, represent and warrant to the Purchaser, as follows:

     3.2 Due Organization. Danzer is a corporations duly organized, validly
         -----------------
existing and in good standing under the laws of the state of New York and has the requisite power and authority to own its assets and to carry on its business as it is now being conducted. Danzer is qualified to do business and is each in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so authorized or qualified would not have a Material Adverse Effect on Danzer.

     3.3 Power and Authority. The representatives of Danzer executing this
         -------------------
Agreement have the authority to enter into and bind Danzer to the terms of this Agreement, (ii) Danzer has the full legal right, power and authority to enter into and consummate this Agreement, and all agreements and documents delivered by them pursuant to this Agreement, and (iii) Danzer has taken all action required by law, its articles of incorporation, and its bylaws, to authorize the execution, delivery and performance of this Agreement and such related documents. The Board of Directors of Danzer has approved this Agreement and the transactions contemplated hereby in all respects. All corporate acts and other proceedings required to have been taken by Danzer to authorize the execution, delivery, and performance of this Agreement have been duly and properly taken. This Agreement and all agreements and documents executed and delivered in connection herewith have been duly executed and delivered by Danzer, and constitute the legal, valid and binding obligations of Danzer, enforceable against Danzer in accordance with their respective terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally or the availability of equitable remedies. The execution and delivery of this Agreement does not, and the consummation of the actions contemplated hereby will not, violate any provision of the articles of incorporation or bylaws of Danzer or any provisions of, or result in the acceleration of, any obligation under any mortgage, lien, lease, agreement, rent, instrument, order, arbitration award, judgment or decree to which Danzer is a party or by which Danzer is bound, or violate any material restrictions of any kind to which Danzer is subject, or result in any lien or encumbrance on any of the assets of Danzer.

     3.4 Capital Stock of Danzer. The authorized capital stock of Danzer is set
         ------------------------
forth on Schedule 3.4. All of the issued and outstanding shares of the capital
         ------------
stock of Danzer have been duly authorized and legally and validly issued, are fully paid and nonassessable. Further, none of such shares were issued in violation of any preemptive rights, rights of first refusal or similar rights of any past or present shareholder. No shares of capital stock of Danzer by Danzer in treasury.

     3.5 HCIC Preferred Stock. The shares of HCIC Stock are valid and legally
         ---------------------
issued shares of Danzer, fully paid and nonassessable. The HCIC Stock is not registered under the 1933 Act nor under any state securities law where the failure to register would have a Material Adverse Effect on Danzer. No option, warrant, call, conversion right or commitment of any kind exists which obligates Danzer to issue any of its authorized but unissued Capital Stock; Danzer does not have any obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any of its Capital Stock or any interests therein or to pay any dividend or make any distribution in respect thereof. There are no bonds, debentures, notes, or other obligations the holders of which have the right to vote with the shareholders of Danzer on any matter; there are no securities of Danzer convertible into equity interests in Danzer. Except as set forth in
Schedule 3.5, Danzer does not have any stock option or stock purchase plans.
------------

     3.6 Subsidiaries. Except as set forth on Schedule 3.6, Danzer does not have
         ------------                          ------------
any subsidiaries. Except as set forth in Schedule 3.5, Danzer does not presently
                                         ------------
own, of record or beneficially, or control, directly or indirectly, any capital stock, securities convertible into Capital Stock or any other equity interest in any corporation, association or business entity nor is Danzer, directly or indirectly, a participant in any joint venture, partnership or other non-corporate entity.

     3.7 Financial Statements. Danzer has furnished to the Purchaser true,
         --------------------
correct and complete copies of the following financial statements of Danzer (collectively, the "Danzer Financial Statements") its audited balance sheet for
                    ---------------------------
the period ending October 31, 2000 (the "Danzer Balance Sheet") and related
                                         --------------------
audited statements of income and retained earnings as of or for the period ended October 31, 2000 (the "Danzer Statement of Income"). Such Danzer Financial
                       --------------------------
Statements have been prepared on a consistent basis throughout the periods indicated. The Danzer Balance Sheet presents fairly in all material respects the financial position of Danzer as of the dates indicated thereon, and such Danzer Statement of Income presents fairly in all material respects the results of operations for the periods indicated thereon and reflect all fixed and contingent liabilities of Danzer. To the best knowledge of Danzer, the Danzer Financial Statements are true, correct and complete in all material aspects, are in accordance with the books of Danzer, fairly represent the financial condition and operations of Danzer as of the dates and periods indicated, and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis with prior periods.

     3.8 Absence of Certain Changes. Except as set forth in Schedule 3.8, since
         --------------------------                          ------------
the date of the Danzer Balance Sheet, Danzer has not (a) suffered any material adverse change, whether or not caused by any deliberate act or omission of Danzer, in its condition (financial or otherwise), operations, assets, liabilities, business or prospects; (b) suffered any damage or destruction to or loss of any assets (whether or not covered by insurance) that has materially and adversely affected, or could materially and adversely affect, its business; (c) acquired or disposed of any assets except in the ordinary course of business; (d) written up or written down the carrying value of any of its assets; (e) incurred or discharged any liabilities or obligations except in the ordinary course of business; (f) paid any amount on any indebtedness prior to the due date, forgiven or canceled any debts or claims or released or waived any rights or claims; (g) mortgaged or pledged or subjected to any other encumbrance any of its properties or assets;
(h) changed the costing system or depreciation methods of accounting for its assets; (i) lost or terminated any employee, the loss or termination of which has materially and adversely affected, or could materially and adversely affect, its business or assets; (j) lost any customer or supplier, or received any written or verbal notice from any customer or supplier of its intent to terminate, modify, cancel or fail to renew any contract or agreement for services or supplies which would have a Material Adverse Effect on Danzer; or
(k) entered into any other commitment or transaction or experienced any other event that is material to this Agreement or to any of the other agreements and documents executed or to be executed pursuant to this Agreement or to the transactions contemplated hereby or thereby, or that has materially and adversely affected, or could materially and adversely affect, the condition (financial or otherwise), operations, assets, liabilities, business or prospects of Danzer.

     3.9  Permits and Intangibles.  Danzer and/or DII, or such Danzer and/or
          ------------------------
DII's employees, as appropriate, hold all licenses, certificates of occupancy, concessions, grants, certificates of need, franchises, permits and other governmental authorizations ("Licenses") necessary to conduct their business as
                              --------
presently conducted, the absence of which, alone or in the aggregate, would not have a Material Adverse Effect on Danzer and/or DII. The Licenses and other rights listed on Schedules 3.9 and 3.10 are valid, and neither Danzer nor DII
                 -------------     ----
has received any notice that any person intends to cancel, terminate, or not renew any such License or other right. Each of Danzer and DII has conducted and is conducting its business in material compliance with the requirements, standards, criteria and conditions set forth in the Licenses and other rights listed on Schedules 3.9 and 3.10 and is not in violation of any of the foregoing
          -------------     ----
except where such non-compliance or violation would not have a Material Adverse Effect on either Danzer or DII. The transactions contemplated by this Agreement will not result in a default under or a breach or violation of, or adversely affect the rights and benefits afforded to Danzer or DII by, any such Licenses or other rights. There are no proceedings pending, or, to the best knowledge of Danzer or DII, threatened, which may result in the revocation, cancellation, or suspension, or any adverse modification, of any of the Licenses.

     3.10  Intellectual Property Rights.  Except as set forth on Schedule 3.10,
           ----------------------------                          -------------
each of Danzer and DII has no right, title or interest in or to patents, patent rights, corporate names, assumed names, manufacturing processes, trade names, trademarks, service marks, inventions, specialized treatment protocols, copyrights, formulas, trade secrets and Internet domain names or similar items. Except for off-the-shelf software licenses and except as set forth on Schedule
                                                                      --------
3.10, neither Danzer nor DII is a licensee in respect of any patents,
----
trademarks, service marks, trade names, copyrights or applications therefor, or manufacturing processes, formulas or trade secrets or similar items and no such licenses are necessary for the conduct of their businesses or the use of their assets. No claim is pending or has been made to the effect that the assets of Danzer and/or DII or the present or past operations of Danzer and/or DII in connection with their respective assets or business infringes upon or conflicts with the asserted rights of others to any patents, patent rights, manufacturing processes, trade names, trademarks, service marks, inventions, licenses, specialized treatment protocols, copyrights, formulas, know-how and trade secrets. To the best knowledge of Danzer and DII, each of Danzer and DII has the sole and exclusive right to use all of its assets constituting proprietary rights without infringing or violating the rights of any third parties and no consents of any third parties are required for the use thereof by Danzer or DII.

     3.11  Environmental Matters.  Except where any failure to comply or action
           ---------------------
would not have a Material Adverse Effect, (i) each of Danzer and DII has complied with and is in compliance with all Federal, state, local and foreign statutes (civil and criminal), laws, ordinances, regulations, rules, notices, ermits, judgments, orders and decrees applicable to any of them or any of their respective properties, assets, operations and businesses relating to environmental protection (collectively "Environmental Laws"); (ii) Danzer and
                                        ------------------
DII have not received any notices, demand letters or requests for information from any Federal, state, local or foreign governmental entity or third party indicating that either of Danzer or DII may be in violation of, or liable under, any Environmental Law in connection with the ownership or operation of its business, and (iii) to the best knowledge of Danzer and DII, neither Danzer nor DII has any contingent liability in connection with any release of any hazardous materials into the environment. A list of all environmental permits and other approvals of Danzer and DII is set forth on Schedule 3.10.
                                            -------------

     3.12 Commissions and Fees. There are no contracts, agreements or claims for
          --------------------
brokerage commissions or finder's or similar fees arising from, or in connection with, the transactions contemplated by this Agreement which currently exist, or may now or hereafter be asserted against the Partnership or the Target Companies resulting from any action taken by Danzer or DII or their respective agents or employees, or any of them.

     3.13 Effect of Agreement: The execution and delivery of this Agreement and
          -------------------
the consummation of the transactions contemplated hereby will not violate any provision of the articles of incorporation or other charter documents or bylaws of Danzer; result in any violation of any law, statute, regulation, ordinance or court or administrative agency order applicable to Danzer or its assets; conflict with, or result in any breach of, or default or loss of any right under (or an event or circumstance that, with notice or the lapse of time, or both, would result in a default), or the creation of an encumbrance pursuant to, or cause or permit the acceleration prior to maturity or "put" right with respect to, any obligation under, any contract, indenture, mortgage, deed of trust, lease, loan agreement or other agreement or instrument to which Danzer is a party or to which any of its assets or businesses are subject; or require notice to or the consent, authorization, approval, clearance, waiver or order of any person (except as specified in Schedule 3.13).
                               -------------

     3.14  Consents.  Except as set forth on Schedule 3.14, no consent,
           --------                          -------------
authorization, permit, license or filing with any governmental authority, any lender, lessor, manufacturer, supplier, shareholder or any other person or entity is required to authorize, or is required in connection with, the execution, delivery and performance of this Agreement and the agreements and documents contemplated hereby on the part of Danzer.



     3.15 Options and Preemptive Rights. Except as set forth on Schedule 3.15,
          -----------------------------                          -------------
no person has any option, warrant, or other right to acquire shares of Danzer and no shareholder has any preemptive or other right to acquire Capital Stock of Danzer.

     3.16 Anti-takeover Plan; State Takeover Statutes. Danzer does not have any
          -------------------------------------------
plan, scheme, device or arrangement, commonly or colloquially known as a "poison pill" or "anti-takeover" plan or any similar plan, scheme, device or arrangement in effect.

     3.17 No Untrue Representations. Subject to the provisions of Section
          -------------------------
[12.2], this Agreement, including the Schedules hereto, and the other agreements executed or to be executed in connection herewith do not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements herein and therein, in light of the circumstances under which they were made, not misleading.

          ARTICLE IV. Representations and Warranties of the Purchaser

     4.1 Representations and Warranties of the Purchaser. Purchaser represents
         -----------------------------------------------
and warrants to the Company:

             4.1.1 It is a corporation duly organized and existing and in good standing under the laws of the state of Ohio.

             4.1.2 It has the right and power and is duly authorized to enter into, execute, deliver, and perform this Agreement, and its officers or agents executing and delivering this Agreement are duly authorized to do so. This Agreement has been duly and validly executed, issued, and delivered and constitute the legal, valid, and binding obligation of Purchaser, enforceable in accordance with its terms.

             4.1.3 It is an "accredited investor" within the meaning of subparagraph (a)(1), (2), (3), or (7) of Rule 501 under the Securities Act. It understands and acknowledges that neither HCIC Stock nor any shares of Common Stock issuable upon the conversion thereof have been registered under the Securities Act or any other applicable securities law, are being offered in transactions not requiring registration under the Securities Act or any other securities laws, and may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities law, pursuant to an exemption therefrom or in a transaction not subject thereto. Purchaser is aware that it may be required to bear the economic risk of an investment in the HCIC and any shares of Common Stock issuable upon the conversion thereof for an indefinite period of time, and it is able to bear such risk for an indefinite period.

             4.1.4 The Purchaser is purchasing the HCIC Stock for its own account for investment, and not with a view to, or for offer or sale in connection with, any distribution thereof (or of the shares of Common Stock issuable upon the conversion thereof) in violation of the Securities Act or any other securities laws.

             4.1.5 The HCIC Stock is not being purchased with the assets of any pension, profit-sharing, retirement, individual retirement account, individual retirement annuity, employee benefit plan or other plan or arrangement subject to Title I of ERISA or Code Section 4975.

             4.1.6 The certificates representing the HCIC and the certificates representing the shares of Common Stock issuable upon the conversion thereof will bear the legends required by Section 2.4(c).
                                  --------------

                              ARTICLE V. Covenants

     The Company covenants and agrees as follows:

     5.1 Put Option. On the terms and subject to the conditions set forth
         ----------
herein, Danzer hereby grants to the Holders an irrevocable option (the "Put Option") exercisable upon a Put Triggering Event, to require Danzer to purchase (and, upon exercise of such Put Option in accordance herewith, Danzer irrevocably agrees to purchase from the Holders) all or any portion of the HCIC Stock.

     5.1.1 The purchase price per share of HCIC Stock will be equal to the Put Option Exercise Price per Share.

     5.1.2 The Holders Representative shall give Danzer written notice of exercise of the Put Option no less than 30 nor more than 900 days prior to the Business Day specified in such notice for exercise of the Put Option.

     5.2 Laws. The Company and its Subsidiaries shall comply with all applicable
         ----
statutes, regulations, and orders of the United States, domestic and foreign states, and municipalities, agencies, and instrumentalities of the foregoing applicable to the Company and its Subsidiary.

     5.3 Records. The Company and its Subsidiaries shall keep books and records
         -------
of account in which full, true, and correct entries will be made of all dealings and transactions in relation to its business and affairs in accordance with generally accepted accounting principles applied on a consistent basis.

     5.4 Existence. Except as otherwise provided in this Agreement, the Company
         ---------
and DII will maintain in full force and effect its corporate existence, rights, and franchises and all licenses and other rights to use Intellectual Property.

                             ARTICLE VI. Conditions

     The obligations of the Purchaser to effect the transactions contemplated by this Agreement are subject to the following conditions precedent:

     6.1 Opinion. Purchaser will have received favorable opinions, dated the
         -------
Closing Date, from counsel for the Company covering matters raised by this Agreement, and such other matters as the Purchaser or its counsel may request, and otherwise in form and substance satisfactory to the Purchaser and its counsel.

     6.2 Note Agreement Conditions. The Purchaser will have purchased the Senior
         -------------------------
Subordinated Notes (as defined in the Note Agreement).

     6.3 Material Change. There will have occurred no Material Adverse Effect to
         ---------------
the Company or Acquisition.

     6.4 Agreement. The Company and all parties to the Shareholder Agreement
         ---------
will have entered into the Shareholder Agreement with Purchaser.

                           ARTICLE VII. Miscellaneous

     7.1 Indemnification. In addition to any other rights or remedies to which
         ---------------
the Purchaser and the Holders may be entitled, the Company agrees to and will indemnify and hold harmless the Purchaser, the Holders, and their Affiliates and their respective successors, assigns, officers, directors, employees, attorneys, and agents (individually and collectively, an "Indemnified Party") from and against any and all losses, claims, obligations, liabilities, deficiencies, penalties, causes of action, damages, reasonable costs, and reasonable expenses (including, without limitation, costs of investigation and defense, attorneys' fees, and expenses) (collectively, "Loss"), including, without limitation, those arising out of the sole or contributory negligence of any Indemnified Party, that the Indemnified Party may suffer, incur, or be responsible for, arising or resulting from any misrepresentation, breach of warranty, or nonfulfillment of any covenant or agreement on the part of the Company under this Agreement, or under any other agreement to which the Company is a party in connection with the transactions contemplated hereby or thereby, or from any misrepresentation in or omission from any certificate or other instrument furnished or to be furnished to the Purchaser or the Holders under this Agreement; provided, that the Company will not indemnify any Indemnified Party for any Loss resulting from such Indemnified Party's gross negligence or willful misconduct, nor for any liability of Acquisition under the Note Agreement.

     7.2 Default. It is agreed that a violation by any party of the terms of
         -------
this Agreement cannot be adequately measured or compensated in money damages, and that any breach or threatened breach of this Agreement by a party to this Agreement would do irreparable injury to the non-defaulting party. It is, therefore, agreed that in the event of any breach or threatened breach by a party to this Agreement of the terms and conditions set forth in this Agreement, the non-defaulting party will be entitled, in addition to any and all other rights and remedies that it may have in law or in equity, to apply for and obtain injunctive relief requiring the defaulting party to be restrained from any such breach or threatened breach or to refrain from a continuation of any actual breach.

     7.3 Integration. This Agreement constitute the entire agreement between the
         -----------
parties with respect to the subject matter hereof and thereof and supersede all previous written, and all previous or contemporaneous oral, negotiations, understandings, arrangements, and agreements.

     7.4 Headings. The headings in this Agreement are for convenience and
         --------
reference only and are not part of the substance of this Agreement. References in this Agreement to Sections and Articles are references to the Sections and Articles of this Agreement unless otherwise specified.

     7.5 Severability. The parties to this Agreement expressly agree that it is
         ------------
not the intention of any of them to violate any public policy, statutory or common law rules, regulations, or decisions of any governmental or regulatory body. If any provision of this Agreement is judicially or administratively interpreted or construed as being in violation of any such policy, rule, regulation, or decision, the provision, section, sentence, word, clause, or combination thereof causing such violation will be inoperative (and in lieu thereof there will be inserted such provision, sentence, word, clause, or combination thereof as may be valid and consistent with the intent of the parties under this Agreement) and the remainder of this Agreement, as amended, will remain binding upon the parties, unless the inoperative provision would cause enforcement of the remainder of this Agreement to be inequitable under the circumstances.

     7.6 Notices. All notices, requests, demands and other communications
         -------
provided for hereunder must be in writing and will be given solely: (a) by hand delivery or by overnight courier delivery service, with all charges paid, (b) by facsimile transmission, if confirmed same day in writing by first class mail mailed, or (c) by registered or certified mail, postage prepaid and addressed to the parties. For the purposes of this Agreement, such notices are deemed to be given and received: (i) if by hand or by overnight courier service, upon actual receipt, (ii) if by facsimile transmission, upon receipt of machine-generated confirmation of such transmission (and provided the above-stated written confirmation is sent) or (iii) if by registered or certified mail, upon the first to occur of actual receipt or the expiration of 48 hours after deposit with the U.S. Postal Service. Notices or other communications hereunder must be addressed as follows:

If to the Purchaser, at:      The Huntington Capital Investment Company
                              Huntington Capital Corp.
                              41 South High Street
                              Ninth Floor
                              Columbus, OH  43215
                              Att: Mark T. Bahlman
                              Fax:  614/621-0010

   with courtesy copies to:   Calfee, Halter & Griswold LLP
                              1400 McDonald Investment Center
                              800 Superior Avenue
                              Cleveland, Ohio 44114-2688
                              Att:  Karl S. Beus, Esq.
                              Fax:  216/241-0816

If to the Company, at:        Danzer Corporation
                              111 Monument Circle, Suite 3680
                              Indianapolis, Indiana 46204
                              Att:  Timothy S. Durham
                              Fax:  317/237-0137

   with courtesy copies to:   Riley Bennett & Egloff, LLP
                              One American Square, 18th Floor
                              Box 82035
                              Indianapolis, IN  46282
                              Att: John L. Egloff
                              Fax:  317/636-8027

or to such other address as each party may designate for itself by like notice. Notice to any Holder other than the Purchaser will be delivered as set forth above to the address shown on the stock transfer books of the Company unless such Holder has advised the Company in writing of a different address to which notices are to be sent under this Agreement.

Failure or delay in delivering courtesy copies of any notice, demand, request, consent, approval, declaration, or other communication to the persons designated above to receive copies of the actual notice will in no way adversely affect the effectiveness of such notice, demand, request, consent, approval, declaration, or other communication.

No notice, demand, request, consent, approval, declaration or other communication will be deemed to have been given or received unless and until it sets forth all items of information required to be set forth therein pursuant to the terms of this Agreement.

     7.7 Successors. This Agreement will be binding upon and inure to the
         ----------
benefit of the parties and their respective successors and assigns.

     7.8 Remedies. The failure of any party to enforce any right or remedy under
         --------
this Agreement, or promptly to enforce any such right or remedy, will not constitute a waiver thereof, nor give rise to any estoppel against such party, nor excuse any other party from its obligations under this Agreement. Any waiver of any such right or remedy by any party must be in writing and signed by the party against which such waiver is sought to be enforced.

     7.9 Survival. All warranties, representations, and covenants made by any
         --------
party in this Agreement or in any certificate or other instrument delivered by such party or on its behalf under this Agreement will be considered to have been relied upon by the party to which it is delivered and will survive the Closing Date, regardless of any investigation made by such party or on its behalf. All statements in any such certificate or other instrument will constitute warranties and representations under this Agreement.

     7.10 Fees. Without duplication of Section 7.1, any and all reasonable fees,
          ----
costs, and expenses, of whatever kind and nature, including reasonable attorneys' fees and expenses, incurred by the Holders in connection with the defense or prosecution of any actions or proceedings arising out of or in connection with this Agreement will be borne and paid by the Company within ten
(10) days of demand by the Holders.

     7.11 Counterparts. This Agreement may be executed in any number of
          ------------
counterparts, which will individually and collectively constitute one agreement.

     7.12 Other Business. It is understood and accepted that the Purchaser, the
          --------------
Holders, and their Affiliates have interests in other business ventures that may be in conflict with the activities of the Company and that nothing in this Agreement will limit the current or future business activities of such parties whether or not such activities are competitive with those of the Company. The Company agrees that all business opportunities in any field substantially related to the business of the Company will be pursued exclusively through the Company.

     7.13 Choice of Law. THIS AGREEMENT HAS BEEN EXECUTED, DELIVERED, AND
      -------------
ACCEPTED BY THE PARTIES IN THE STATE OF OHIO, WILL BE DEEMED TO HAVE BEEN MADE IN THE STATE OF OHIO, AND WILL BE INTERPRETED AND THE RIGHTS OF THE PARTIES DETERMINED IN ACCORDANCE WITH THE LAWS OF THE UNITED STATES APPLICABLE THERETO AND THE INTERNAL LAWS OF THE STATE OF OHIO APPLICABLE TO AN AGREEMENT EXECUTED, DELIVERED AND PERFORMED THEREIN WITHOUT GIVING EFFECT TO THE CHOICE-OF-LAW RULES

THEREOF OR ANY OTHER PRINCIPLE THAT COULD REQUIRE THE APPLICATION OF THE SUBSTANTIVE LAW OF ANY OTHER JURISDICTION.

     7.14 Duties Among Holders. Each Holder agrees that no other Holder will by
          --------------------
virtue of this Agreement be under any fiduciary or other duty to give or withhold any consent or approval under this Agreement or to take any other action or omit to take any action under this Agreement, and that each other Holder may act or refrain from acting under this Agreement as such other Holder may, in its discretion, elect.

     7.15 Holders Representative. Each Holder hereby appoints and authorizes the
          ----------------------
Holders Representative to take such action as agent on its behalf and to exercise such powers and discretion under this Agreement and the Warrants as are delegated to the Holders Representative by the terms hereof, together with such powers and discretion as are reasonable incidental thereto. As to any matters not expressly provided for hereunder, the Holders Representative shall not be required to take any action or exercise any discretion, but shall be required to act or refrain from acting upon the instructions of the Majority Holders.

     7.16 Term. This Agreement and each Warrant shall terminate upon the earlier
          ----
of (a) exercise of all Warrants in accordance with the terms hereof, or (b) the expiration of the Warrants in accordance with the terms thereof.

     7.17  Waivers; Modification.  NO PROVISION OF THIS AGREEMENT MAY BE WAIVED,
           ---------------------
CHANGED, AMENDED OR MODIFIED, OR THE DISCHARGE THEREOF ACKNOWLEDGED, ORALLY, BUT ONLY BY AN AGREEMENT IN WRITING SIGNED BY THE COMPANY AND THE MAJORITY HOLDERS, AND SUCH WAIVER, CHANGE, AMENDMENT OR MODIFICATION SHALL BE EFFECTIVE ONLY IN THE SPECIFIC INSTANCE AND FOR THE SPECIFIC PURPOSE FOR WHICH IT IS GIVEN; PROVIDED, HOWEVER, THAT ANY CHANGE, AMENDMENT OR MODIFICATION OF, OR WAIVER OF COMPLIANCE WITH ANY OF THE PROVISIONS OF THIS SECTION 7.17 OR THE DEFINITION OF
                                              -------------
MAJORITY HOLDERS OR THE CONVERSION PRICE OF A WARRANT OR THE REDUCTION OF THE ISSUABLE WARRANT SHARES OR THE REDUCTION OF THE TERM HEREOF OR OF THE WARRANTS SHALL REQUIRE THE WRITTEN AGREEMENT OF EACH HOLDER.

     7.18 Waiver of Jury Trial. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE
          --------------------
LAW, THE COMPANY, PURCHASER, THE HOLDERS REPRESENTATIVE AND EACH HOLDER HEREBY IRREVOCABLY AND EXPRESSLY WAIVE ALL RIGHTS TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE WARRANTS OR ANY DOCUMENTS ENTERED INTO IN CONNECTION HEREWITH OR THEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE ACTIONS OF THE COMPANY, PURCHASER, THE HOLDERS REPRESENTATIVE AND EACH HOLDER IN THE NEGOTIATION, ADMINISTRATION, OR ENFORCEMENT THEREOF.

     7.19  Confidentiality.  The Purchaser, the Holders Representative and each
           ---------------
Holder hereby: (a) acknowledge that the Company and its Subsidiaries have trade secrets and financial, environmental and other data and information the confidentiality of which is important to their businesses and (b) agree to use all reasonable efforts to keep confidential any such trade secret, data or information conveyed to them, except that this Section 7.19 shall not preclude Purchaser, the Holders Representative or any Holder from furnishing any such confidential information:
(i) subject to the Company's receipt of prior notice from the Purchaser, the Holders Representative or any Holder if permitted under applicable law and such legal proceedings, to the extent which may be required by subpoena or similar order of any court of competent jurisdiction, (ii) to the extent such information is required to be disclosed to any regulatory or administrative governmental agency or commission having any regulatory authority over the Purchaser, the Holders Representative or any Holder or their respective securities, (iii) to any other party to this Agreement, (iv) to any Affiliate of the Purchaser, the Holders Representative or any Holder so long as such Affiliate agrees to be bound in writing by provisions of this Section 7.19 prior to the time of such disclosure, (v) to any actual or prospective transferee, participant or subparticipant of all or part of the Purchaser's or any Holder's rights arising out of or in connection with this Agreement so long as such prospective transferee, participant or subparticipant to whom disclosure is made agrees in writing to be bound by the provisions of this Section 7.19 prior to the time of such disclosure, (vi) to anyone if it shall have been already publicly disclosed (other than by Purchaser, the Holders Representative or any Holder, or any other Person, in contravention of this Section 7.19), (vii) to the extent reasonably required in connection with the exercise of any right or remedy under this Agreement, (viii) to the Purchaser's legal counsel, auditors, professional advisors and consultants, and accountants and (ix) to the extent reasonably required in connection with any legal proceedings instituted by or against the Purchaser, the Holders Representative or any Holder under this Agreement; provided, however that for any disclosure pursuant to clauses (i),
(ii), (vii) or (ix) hereof, the Purchaser, the Holders Representative or such Holder, shall use reasonable efforts to disclose only that portion of the confidential information as it is legally required, in the sole opinion of its counsel, to disclose.

     IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.


                                   COMPANY:
                                   -------

                                   DANZER CORPORATION


                                   By: ____________________________

                                   PURCHASER:
                                   ---------

                                   THE HUNTINGTON CAPITAL
                                   INVESTMENT COMPANY


                                   By:
                                      ----------------------

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